                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form 11-K



   X     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
-------  SECURITIES EXCHANGE ACT OF 1934

         For the year ended December 31, 2000

            OR

-------  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____ to ____

Commission file number 1-4448


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Baxter International Inc.
                               One Baxter Parkway
                              Deerfield, IL 60015
                                 (847) 948-2000

Baxter International Inc.
and Subsidiaries
Incentive Investment Plan

Financial Statements and Additional Information

December 31, 2000 and 1999

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Index To Financial Statements and Additional Information
--------------------------------------------------------------------------------

Financial Statements:                                             Page(s)
 Report of Independent Accountants                                    1

 Statements of Net Assets Available for
   Benefits as of December 31, 2000 and 1999                          2

 Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31, 2000 and 1999        3

 Notes to Financial Statements                                      4-8

Additional Information:*

 Schedule I: Schedule of Assets Held for Investment Purposes as of December 31, 2000



* Other Schedules required by the Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Administrative Committee of
  the Baxter International Inc. and
  Subsidiaries Incentive Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Chicago, Illinois

June 13, 2001

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                             2000                 1999
Assets
Investments:
  At fair value
    Cash and cash equivalents            $   22,746,053      $   34,097,133
    Common stock                            493,147,686         550,543,654
    Fixed income securities                  76,830,248          85,889,383
    Commingled fund                         230,525,351         246,594,868
    Participant loans                        27,235,800          28,571,785
                                         --------------      --------------
                                            850,485,138         945,696,823
  At contract value
    Group annuity contracts                 438,480,211         444,619,629
                                         --------------      --------------
  Total investments                       1,288,965,349       1,390,316,452
                                         --------------      --------------

Receivables:
    Employer's contribution                     139,995                   -
    Participants' contributions                 307,278                   -
    Accrued interest and dividends            3,683,600           5,290,810
    Due from brokers for securities sold      3,239,971           1,904,030
    Other                                       458,854                   -
                                         --------------      --------------
                                              7,829,698           7,194,840
                                         --------------      --------------
    Total assets                          1,296,795,047       1,397,511,292
                                         --------------      --------------
Liabilities
Accounts payable                              1,470,071           2,512,881
Due to brokers for securities purchased       7,511,974             265,767
                                         --------------      --------------
    Total liabilities                         8,982,045           2,778,648
                                         --------------      --------------
Net assets available for benefits        $1,287,813,002      $1,394,732,644
                                         ==============      ==============

  The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                   2000            1999
Additions to net assets attributed to:
Investment income:
   Interest                                   $   37,915,820   $   39,135,250
   Dividends                                       7,022,019        8,453,546
   Net appreciation in fair value of assets       43,048,946       61,805,693
                                              --------------   --------------
                                                  87,986,785      109,394,489
                                              --------------   --------------
Contributions:
   Employer's                                     16,376,304       17,356,990
   Participants'                                  41,796,106       44,560,615
                                              --------------   --------------
                                                  58,172,410       61,917,605
                                              --------------   --------------
Transfers from other plans                                -         9,325,367
                                              --------------   --------------
       Total additions                           146,159,195      180,637,461
                                              --------------   --------------
Deductions from net assets attributed to:

Benefits paid                                    118,965,546       89,020,934
Plan expenses                                      4,193,026        5,738,257
Transfers to other plans                         129,920,265               -
                                              --------------   --------------
       Total deductions                          253,078,837       94,759,191
                                              --------------   --------------
       Net (decrease) increase                  (106,919,642)      85,878,270
Net assets available for plan benefits:
       Beginning of year                       1,394,732,644    1,308,854,374
                                              --------------   --------------
       End of year                            $1,287,813,002   $1,394,732,644
                                              ==============   ==============

  The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1. General Description of the Plan

   The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions up to 12% of their eligible annual compensation within certain limitations. The Plan sponsor, Baxter International Inc. ("Baxter"), matches participant contributions up to a maximum of 3% of the employees' compensation. Participant contributions are fully vested at all times. Vesting in the Plan sponsor matching contributions is based on years of continuous service. A participant vests in annual increments of 20% and, therefore, is 100 percent vested after five years of credited service. Participants may borrow up to the lessor of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at variable rates as outlined in the Plan.

   When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures are utilized to reduce Baxter matching contributions for the plan year. However, if the participant is re-employed and fulfills certain requirements, as defined in the Plan, the participant's account will be reinstated.

   Upon enrollment in the Plan, a participant may direct contributions in any of seven investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Equity Index Fund, International EAFE Equity Index Fund and the Small Cap Fund. In addition, certain participants may maintain shares received (the "Allegiance Shares") in connection with the Baxter's 1997 spin-off of Allegiance Corporation ("Allegiance"). The Allegiance Shares were subsequently converted to common shares of Cardinal Health Inc. ("Cardinal") upon Cardinal's acquisition of Allegiance in 1999. The Cardinal shares are maintained in the Cardinal Health Common Stock Fund. Further, on March 31, 2000, Baxter spun-off its Cardiovascular Business Group in the form of a tax-free distribution to shareholders. As a result, approximately $130 million of assets were transferred from the Plan to Edwards Lifesciences Corporation 401(k) Savings and Investment Plan. In addition, certain participants received shares in Edwards Lifesciences Corporation, which were placed into the Edwards Lifesciences Common Stock Fund. Participants are not able to make contributions to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund.

2. Summary of Significant Accounting Policies

   The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. The valuation of Plan investments is determined as follows:

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

   U.S. government and government       Value based on the last reported sale price
   agency issues                        from a national security exchange on the
                                        valuation date

   Corporate and other bonds            Value based on the last reported sale price
                                        from a national security exchange on the
                                        valuation date

   Common stock:
     Traded on national exchanges       Value based on composite pricing of all
                                        national closing sales prices on the valuation
                                        date

     Traded on over-the-counter         Value based on last reported sale price
      market                            defaulting to bid quotations

   Commingled investments               Value based on closing prices of the
                                        underlying securities on the valuation date

   Group annuity contracts              Value based on contract value

   Short term investments               Value based on cost which approximates fair
                                        value

   Loan fund                            Participant loans are valued at cost which
                                        approximates fair value

   Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

   The Plan's Guaranteed Investment Accounts under various contracts are maintained in deposit accounts which are credited monthly with earnings on the underlying investments and charged for Plan withdrawals and expenses. These contracts are fully benefit-responsive and are reported in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and expenses. There are no reserves for credit risk of the contract issuer or otherwise. The average yield was 6.9% and 7.3% and the average crediting interest rate was 6.9% and 6.6% for the investment contracts for 2000 and 1999, respectively. The crediting interest rates are based on an agreed-upon formula with the issuer, which are reset monthly and cannot be less than zero percent.

   Employee contributions and matching contributions are recorded in the period in which they are earned by participants.

   Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

3. Eligibility Requirements

   Employees become eligible to participate in the Plan on the first month following one year of employment. Eligible employees are those who meet the following requirements:

   1. U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

   2. U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

   3. U.S. employees who are not leased employees.

4. Administration of the Plan

   State Street Bank and Trust Company serves as trustee and Citistreet serves as record keeper for the Plan.

   The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

   Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5. Investments

   Investments representing five percent or more of the Plan's assets at December 31, 2000 and 1999 are summarized as follows:

                                                   December 31, 2000                  December 31, 1999
                                            -------------------------------    -------------------------------
                                                 Fair                               Fair
                                                Value             Cost             Value             Cost
   Baxter Common Stock, 1,831,131 shares
     and 2,182,205 shares at December 31,
     2000 and 1999, respectively            $  161,711,715   $  107,923,654    $  136,031,313   $  109,221,649
   S&P 500 Equity Index Fund                   187,971,229      149,247,966       217,482,674      141,475,881

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

   Investments are segregated into various investment funds as follows:

                                                   December 31, 2000                  December 31, 1999
                                            -------------------------------    -------------------------------
                                                 Fair                               Fair
                                                Value             Cost             Value             Cost
   Stable Income Fund                       $  448,854,534   $  448,854,534    $  459,710,760   $  459,720,830
   Baxter Common Stock Fund                    164,299,832      110,511,771       148,473,220      121,663,556
   Composite Fund                              178,058,540      170,549,919       220,401,132      203,680,811
   General Equity Fund                         205,527,048      194,287,772       270,364,483      229,490,237
   Cardinal Health Common Stock Fund            25,288,692          913,883        15,827,541          964,314
   S&P 500 Equity Index Fund                   187,971,229      149,247,966       217,733,891      141,475,836
   International EAFE Equity Index Fund         31,516,656       32,438,539        29,233,640       23,477,208
   Loan Fund                                    27,235,800       27,296,798        28,571,785       28,571,785
   Edwards Lifesciences Common Stock Fund        9,175,553        6,450,474                 -                -
   Small Cap Fund                               11,037,465       11,306,607                 -                -
                                            --------------   --------------    --------------   --------------

     Total Investments                      $1,288,965,349   $1,151,858,263    $1,390,316,452   $1,209,044,577
                                            ==============   ==============    ==============   ==============

   The fund amounts above include $22,746,053 and $34,097,133 of cash and cash equivalents at December 31, 2000 and 1999, respectively, which are awaiting investment in their respective portfolios.

   Net appreciation (depreciation) for each respective year is comprised of:

                                                 2000               1999
   Baxter common stock unrealized
     appreciation (depreciation), net       $  27,019,307      $ (16,314,326)
   Other unrealized depreciation, net         (72,193,926)        (5,841,964)
   Baxter common stock realized gain, net      32,693,562         17,277,766
   Other realized gain, net                    55,530,003         66,684,217
                                            -------------      -------------

                                            $  43,048,946      $  61,805,693
                                            =============      =============

   Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

                                                 2000               1999
   U.S. government and government
     agency issues                          $   2,946,782      $  (4,008,664)
   Corporate and other bonds                      438,343         (2,051,840)
   Commingled investments                     (22,932,925)        26,106,245
   Common stock                                62,596,746         41,759,952
                                            -------------      -------------

                                            $  43,048,946      $  61,805,693
                                            =============      =============

6. Distribution Priorities Upon Termination of the Plan

   Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

7. Tax Status of the Plan

   The Internal Revenue Service has determined and informed the Company by a letter dated May 4, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

8. Related Parties

   At December 31, 2000 and 1999, the Plan held units of participation in certain common/collective trust funds and short term investment funds of State Street Bank and Trust Company, the Plan Trustee, and held shares of common stock of Baxter, the Plan sponsor. These transactions are allowable party-in-interest transactions under the Employee Retirement Income Security of 1974 and the regulations promulgated thereunder.

9. Subsequent Events

   In March 2000, Baxter acquired Althin Medical Inc. Effective March 1, 2001, assets of approximately $11 million were transferred to the Plan from the Althin Medical Inc. 401(k) and Profit Sharing Plan.

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 1 of 13
Line 27a Form 5500-Schedule of Assets Held for Investment Purposes
December 31, 2000


        Identity of Issue                Description of Investment           Cost of Asset      Current Value
-------------------------------------    --------------------------          -------------      -------------
Cash & cash equivalents:

      * State Street Bank & Trust Co.     Short Term Investment Fund                -             $22,746,053
                                                                             -------------      -------------
Common stocks:

        Aetna Inc                         Common Stock                              -             $ 3,251,962
        Alcan Alum Ltd                    Common Stock                              -               1,113,639
        Allstate Corp                     Common Stock                              -               1,999,535
        Altera Corp                       Common Stock                              -                  54,544
        Ambac Finl Group Inc              Common Stock                              -               1,709,548
        Amerada Hess Corp                 Common Stock                              -               1,067,381
        America Online Inc Del            Common Stock                              -                 240,459
        American Elec Pwr Inc             Common Stock                              -               6,033,145
        American Intl Group Inc           Common Stock                              -               1,157,769
        American Std Cos Inc Del          Common Stock                              -               1,216,915
        Andocs Limited                    Common Stock                              -                  78,475
        Applied Materials Inc             Common Stock                              -               1,839,519
        Applied Micro Circuits Corp       Common Stock                              -                 250,684
        Arrow Electrs Inc                 Common Stock                              -               1,876,190
        AT&T Corp                         Common Stock                              -               3,791,371
        AT&T Wireless Group               Common Stock                              -               1,500,436
        Avnet, Inc                        Common Stock                              -                 921,068
        Bank America Corp                 Common Stock                              -               4,342,682
        Bank One Corp                     Common Stock                              -               4,002,106
     *  Baxter International Inc          Common Stock                              -             161,711,715
        Bea Sys Inc                       Common Stock                              -                 146,178
        BellSouth Corp                    Common Stock                              -               1,171,879
        Boeing Co                         Common Stock                              -               1,531,000
        BP Amoco PlC                      Common Stock                              -                 633,252
        Canadian Pac Ltd New              Common Stock                              -               4,863,497
        Capital One Finl Corp             Common Stock                              -                 194,892
        Cardinal Health Inc               Common Stock                              -              24,911,224
        Cendant Corp                      Common Stock                              -                 840,828
        Centurytel Inc                    Common Stock                              -               1,552,716
        Chubb Corp                        Common Stock                              -               3,022,614
        Cisco Sys Inc                     Common Stock                              -               7,377,671
        Citigroup Inc                     Common Stock                              -              10,306,719
        Citizens Communications Co        Common Stock                              -               1,042,938
        Clear Channel Communications      Common Stock                              -                 456,996
        Colgate Palmolive Co              Common Stock                              -               1,803,209
        Compaq Computer Corp              Common Stock                              -                 757,652
        Conagra Inc                       Common Stock                              -                 615,953
        Conagra Inc                       Common Stock                              -               1,167,745
        Constellation Energy Group        Common Stock                              -               1,401,165
        Cooper Inds Inc                   Common Stock                              -               2,566,534
        Cooper Tire & Rubber Co           Common Stock                              -                 440,496
        Corning Inc                       Common Stock                              -               1,251,155
        Cox Communications Inc New        Class A                                   -                  55,154
        Crown Cork & Seal Inc             Common Stock                              -                 419,939
        Csx Corp                          Common Stock                              -               4,246,826
        Cypress Semiconductor Corp        Common Stock                              -                 252,637
        Dana Corp                         Common Stock                              -                 594,021
        Deere & Co                        Common Stock                              -               1,334,041
        Delta Air Line Inc                Common Stock                              -                 445,863
        Dillardds Inc                     Class A                                   -                 431,427
        Disney Walt Co                    Common Stock                              -                 728,391
        Dow Chem Co                       Common Stock                              -               3,633,348
        Duke Energy Co                    Common Stock                              -               1,304,336
        Dynegy Inc New                    Class A                                   -               1,743,196
        Eastman Chem Co                   Common Stock                              -               2,192,939
        Eaton Corp                        Common Stock                              -                 816,397
        Edwards Lifesciences Corp         Common Stock                              -               8,837,309
        El Paso Corp                      Common Stock                              -               1,626,132
        Electronic Data Sys Corp New      Common Stock                              -               1,624,651
        EMC Corp Mass                     Common Stock                              -               5,559,918

Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                           Page 2 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

                                      Description      Cost of
       Identity of Issue             of Investment      Asset      Current Value
--------------------------------     -------------     -------     -------------
Engelhard Corp                       Common Stock          -             834,659
Federal Home LN Mtg Corp             Common Stock          -           2,304,754
Federal Natl Mtg Assn                Common Stock          -           1,986,647
Federated Dept Stores Inc Del        Common Stock          -           2,207,660
Firstar Corp Wis                     Common Stock          -             573,755
Firstenergy Corp                     Common Stock          -              40,502
FMC Corp                             Common Stock          -           1,132,209
General Elec Co                      Common Stock          -           1,504,755
Georgia Pac Corp                     Common Stock          -             497,723
Goodrich B F Co                      Common Stock          -             438,052
Goodyear Tire and Rubber             Common Stock          -           1,594,539
Grant Pride Inc                      Common Stock          -           1,320,931
Hasbro Inc                           Common Stock          -           1,017,335
HCA Healthcare Co                    Common Stock          -           2,172,124
Home Depot Inc                       Common Stock          -           5,524,548
Honeywell Intl Inc                   Common Stock          -           6,122,685
Household Intl Inc                   Common Stock          -           1,645,010
Human Genome Sciences Inc            Common Stock          -              82,102
I2 Technologies Inc                  Common Stock          -              64,409
Ingram Micro Inc                     Common Stock          -             164,353
Intel Corp                           Common Stock          -           1,403,620
International Business Machs         Common Stock          -           1,048,799
International Paper Co               Common Stock          -           4,440,468
JP Morgan Chase & Co.                Common Stock          -           1,581,018
Juniper Networks Inc                 Common Stock          -             398,198
KB Home                              Common Stock          -             548,676
Kimberly Clard Corp                  Common Stock          -             418,671
Kinder Morgan Inc Kans               Common Stock          -           1,699,980
Kohls Corp                           Common Stock          -           3,028,734
Lubrizol Corp                        Common Stock          -           1,034,511
Lyondell Chemical Co                 Common Stock          -             510,888
May Dept Stores Co                   Common Stock          -           2,298,498
MBIA Inc                             Common Stock          -           5,421,834
MBNA Corp                            Common Stock          -           7,820,924
Mead Corp                            Common Stock          -             667,412
Medtronic Inc                        Common Stock          -           1,686,580
Merck & Co                           Common Stock          -             323,462
Merrill Lynch & Co. Inc              Common Stock          -             726,929
MGIC Invt Corp Wis                   Common Stock          -           1,764,049
Micron Technology Inc                Common Stock          -             385,464
Microsoft Corp                       Common Stock          -             774,964
Millennium Chemicals Inc             Common Stock          -             669,134
Minnesota Mng & Mfg Co               Common Stock          -           1,724,719
Monsanto Co New                      Common Stock          -             280,492
Morgan Stanley Dean Witter & Co.     Common Stock          -           1,932,233
National City Corp                   Common Stock          -             709,482
Newell Rubbermaid Inc                Common Stock          -           1,221,641
Nokia Corp                           Common Stock          -           7,857,848
Norfolk Southern Corp                Common Stock          -           1,691,882
Nortel Networks Corp                 Common Stock          -           3,994,110
Occidental Pete Corp                 Common Stock          -           3,949,653
Old Rep Intl Corp                    Common Stock          -           1,214,534
Oracle Corp                          Common Stock          -           1,813,065
Owns ILL Inc                         Common Stock          -             267,234
Pacificare Health Systems            Common Stock          -             349,257
Partnerre Ltd                        Common Stock          -           1,866,615
Pfizer Inc                           Common Stock          -           9,791,982
Pharmacia Corp                       Common Stock          -           2,811,966
Philip Morris Cos Inc                Common Stock          -           3,995,801
Phillips Pete Co                     Common Stock          -           5,120,113
PMC Sierra Inc                       Common Stock          -             131,939
Providian Finl Corp                  Common Stock          -             312,172
Puget Energy Inc                     Common Stock          -           1,449,564
Quantum Corp                         Common Stock          -           1,462,575
Republic Svc Inc                     Class A               -             288,420
Safeway Inc                          Common Stock          -           1,727,434

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 3 of 13
Line 27a Form 5500-Schedule of Assets Held for Investment Purposes
December 31, 2000


        Identity of Issue                Description of Investment           Cost of Asset      Current Value
-------------------------------------    --------------------------          -------------      -------------
Sara Lee Corp                            Common Stock                             -                 1,891,170
Scana Corp New                           Common Stock                             -                   726,614
Schering Plough Corp                     Common Stock                             -                 4,319,003
SDL Inc                                  Common Stock                             -                   511,968
Sears Roebuck & Co                       Common Stock                             -                 5,267,365
Smurfit Stone Container Corp             Common Stock                             -                   827,188
Solectron Corp                           Common Stock                             -                   371,438
St Paul Cos Inc                          Common Stock                             -                 6,090,338
Sun Microsystems Inc                     Common Stock                             -                 1,961,859
Tech Data Corp                           Common Stock                             -                   874,470
Temple Inland                            Common Stock                             -                   460,521
Thermo Electron Corp                     Common Stock                             -                   660,743
Time Warner Inc                          Common Stock                             -                 6,089,987
TJX Cos Inc New                          Common Stock                             -                 1,712,010
Tosco Corp                               Common Stock                             -                   267,999
TRW Inc                                  Common Stock                             -                   554,630
TVCom Ltd                                Common Stock                             -                   101,598
Tyco Intl Ltd New                        Common Stock                             -                10,146,001
Union Carbide Corp                       Common Stock                             -                 4,843,087
Union Pac Corp                           Common Stock                             -                 3,005,734
Veritas Software Corp                    Common Stock                             -                   880,991
VF Corp                                  Common Stock                             -                   994,481
Viacom Inc                               Common Stock                             -                 4,014,156
Vodafone Group PLC New                   Common Stock                             -                 3,421,947
Walgreen Co                              Common Stock                             -                 1,337,256
Weatherford Intl Inc New                 Common Stock                             -                 1,478,604
WestVaco Corp                            Common Stock                             -                 1,745,954
Wisconsin Energy Corp                    Common Stock                             -                   682,297
                                                                              ---------          ------------
                                                                                                 $493,147,686
                                                                              ---------          ------------
Fixed income securities:

Advanta Mtg Ln Tr                       Ser 1999 3 CL A3  7.380  10/25/2017       -              $    455,600
Associates Corp North Amer              5.800  04/20/2004                         -                   282,145
BellSouth Cap Fdg Corp                  DEB  7.875  02/15/2030                    -                   357,186
Cit Group Inc                           NT  7.375  03/15/2003                     -                   397,856
Continental Airlines                    Passthru CTF Ser 1997 4 CL 4
                                        6.900  01/02/2018                         -                 1,023,892
Du Pont E I De Nemours & Co             Type Chemicals Diversified  6.875
                                        10/15/2009                                -                   764,003
Fed Hm Ln Pc                            G00810  7.000  11/01/2027                 -                   930,695
Fed Hm Ln Pc                            G01135  8.000  09/01/2030                 -                 4,407,067
Fed Hm Ln Pc                            C00690  6.000  12/031/2028                -                 1,050,468
Fed Hm Ln Pc                            C00921  7.500  02/01/2030                 -                 2,680,586
Fed Hm Ln Pc                            C19920  6.000  12/01/2028                 -                 1,028,014
Federal Natl Mtg Assn                   NT  5.750  04/15/2003                     -                   723,970
Federal Natl Mtg Assn                   7.250  01/15/2010                         -                 2,036,724
Federal Natl Mtg Assn                   DEB  6.625  10/15/2007                    -                 1,952,130
Fleetboston Finl Corp                   SR NT  7.250  09/15/2005                  -                   585,223
Florida Pwr & Lt Co                     6.875  12/01/2005                         -                   486,848
FNBC                                    Passthru CTF Ser 1993 A  8.080
                                        01/05/2018                                -                   366,754
FNMA Pool                               7.000  11/01/2027                         -                   773,695
FNMA Pool                               6.500  05/01/2024                         -                   299,054
FNMA Pool                               6.000  02/01/2014                         -                   641,841
FNMA Pool                               6.000  12/01/2013                         -                 1,848,980
FNMA Pool                               6.000  04/01/2028                         -                 2,044,447
FNMA Pool                               7.000  07/01/2028                         -                   297,994
FNMA Pool                               6.500  08/01/2028                         -                   383,035
FNMA Pool                               6.500  10/01/2028                         -                   878,731
FNMA Pool                               7.000  08/01/2029                         -                   414,095
FNMA Pool                               7.000  03/01/2015                         -                 1,250,877
FNMA Pool                               7.000  05/01/2015                         -                 1,438,630
FNMA Pool                               7.500  06/01/2030                         -                   963,871
FNMA Pool                               6.500  07/01/2030                         -                 2,270,885
Ford Mtr Cr Co                          Global Landmark Secs Globls 6.700
                                        07/16/2004                                -                   667,687
General Elec Cap Corp Mtn               Tranche TR 00468  6.800
                                        11/01/2005                                -                   614,041
General Mtrs Accep Corp                 7.500 07/15/2005                          -                 1,053,832


Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                           Page 4 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

          Identity of Issue                        Description of Investment              Cost of Asset  Current Value
--------------------------------------  ------------------------------------------------  -------------  -------------
GMAC Coml Mtg Sec Inc                   Mtg Pass CTF 1998 C2 CL A2 6.420 08/15/2008                   -        500,571
GNMA Pool                               7.500  04/15/2027                                             -         54,484
GNMA Pool                               7.500  11/15/2027                                             -        453,353
GNMA Pool                               11.500  04/15/2013                                            -            658
GNMA Pool                               7.000  07/15/2029                                             -      1,314,491
GNMA Pool                               7.000  04/15/2028                                             -        526,560
Green Tree Finl Corp                    98 1 Mfd Sr/Sub CTF CL A 4  6.040  11/01/2029                 -        442,315
IMC Home Equity Ln TR                   Ser 1997 3 Passthru CTF CL 9A  7.080  08/20/2028              -        578,137
International Paper Co                  NT 144A  8.000  07/08/2003                                    -        616,084
LB Coml Conduit Mtg Tr                  1999 C1 CL A2 Mtg Passthru  6.780  04/14/2009                 -        865,902
Mellon Fdg Corp                         SR NT  7.500  06/15/2005                                      -      1,136,694
Sprint Cap Corp                         Mrg CTF Ser 1998 C2 CL  6.220  02/15/2030                     -        159,883
Merrill Lynch & Co Inc                  NT  6.000  02/17/2009                                         -        937,216
Money Store Tr                          1996 D Asset Bkd CTF CL A 9  7.000  04/15/2028                -        410,878
Morgan Stanley Dean Witter              NT  7.750  06/15/2005                                         -        432,199
Pepsi Bottling Hldgs Inc                NT 144A  5.625  02/17/2009                                    -        509,677
Petroleum Geo Svcs ASA                  SR NT  6.250  11/19/2009                                      -        716,177
Phillips Pete Co                        NT  8.500  05/25/2005                                         -        455,065
PNC Fdg Corp                            SUB NT  7.500  11/01/2009                                     -        976,810
Raytheon Co                             NT  6.150  11/01/2008                                         -        944,945
Sprint Cap Corp                         NT  6.900  05/01/2019                                         -        319,858
Target Corp                             NT  7.500  08/15/2010                                         -        689,182
Unilever Capital Corp                   Shelf 2  6.875  11/01/2005                                    -        613,091
United States Treas Bds                 7.250  05/15/2016                                             -      1,967,449
United States Treas Bds                 7.875  02/15/2016                                             -        188,915
United States Treas Bds                 7.250  08/15/2022                                             -      5,924,433
United States Treas Bds                 6.625  02/15/2027                                             -      1,124,808
United States Treas Bds                 6.500  08/15/2005                                             -      3,029,565
United States Treas Bds                 6.875  05/15/2006                                             -      1,306,146
United States Treas Bds                 5.500  02/28/2003                                             -        329,008
United States Treas Bds                 5.625  05/15/2006                                             -      1,523,567
United States Treas Bds                 6.000  08/15/2009                                             -      3,940,236
United States Treas Bds                 5.875  11/15/2004                                             -      4,443,044
United States Treas Bds                 6.125  08/31/2002                                             -      1,258,608
Verizon Global Fdg Corp                 NT 144A  7.250  12/01/2010                                    -        636,587
Vodafone Airtouch PLC                   7.625  02/15/2005                                             -        560,546
WalMart Stores Inc                      NT  7.550  02/15/2030                                         -      1,095,939
Worldcom Inc GA                         NT  6.400  08/15/2005                                         -        476,311
                                                                                              -----------  -----------
                                                                                                      -    $76,830,248
                                                                                              -----------  -----------

Brundage

Cash & Cash Equivalents:

* State Street Bank & Trust Co.         Short Term Investment Fund                                     -   $14,124,870

Fixed Income Securities:

  Fed HN LN PC                          G00924  8.000  03/01/2028                                      -    $1,365,641
  Fed HN LN PC                          C40435  8.500  07/01/2030                                      -     2,048,123
  Fed HN LN PC                          C41532  8.500  08/01/2030                                      -     2,703,649
  Federal Natl Mtg Assn Remic Tr        1994 63 CL PG  6.7500  05/25/2001                              -     2,129,261
  Federal Natl Mtg Assn Mtn             6.0600  02/03/2006                                             -     2,513,623
  GNMA Pool                             358726  8.000  08/15/2023                                      -       863,581
  United States Treasury Notes          6.3750  3/31/2001                                              -     2,983,291
  United States Treasury Notes          6.6250  4/30/2002                                              -     4,034,885
  Barclays BK PLC                       8.5500  09/29/2049                                             -     1,044,658
  Heller Financial Inc. Mtn Bk Ent      6.500  07/22/2002                                              -       988,865
  Money Store TR                        7.9100  12/15/2027                                             -     1,032,006
  Newcourt CR Group Inc                 6.8750  02/16/2005                                             -     1,469,106
  Philip Morris Cos Inc                 7.2500  01/15/2003                                             -     1,790,082
  Alco Standard Corp                    8.8750  04/15/2001                                             -     1,997,686
  Conseco Inc Medium Sr Nts Tranche Sr  1.000  06/15/2001                                              -     1,359,538
  Korea Dev Bk                          7.1250  09/17/2001                                             -       994,102
  Skandinaviska Enskilda Banken         1.000  12/29/2049                                              -       969,764

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 5 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000


          Identity of Issue                       Description of Investment              Cost of Asset      Current Value
-------------------------------------    -----------------------------------------       -------------      -------------
  Yosemite Sec Trust                      8.2500 11/15/2004                                    -                2,160,414
  Saxon Asset Secs Trust                  7.5250 06/25/2014                                    -                2,043,520
  TMS Home Equity Ln Trust                7.800  10/15/2001                                    -                  225,818
                                                                                           --------           -----------
                                                                                               -              $48,842,483
Loomis

Cash & cash equivalents:

*  State Street Bank & Trust Co.         Short Term Investment Fund                            -              $ 1,828,723

Fixed income securities:

  AFC Home Equity Ln Tr                  Ser 1993 2 CL A 1.000 01/20/2013                      -              $   176,661
  AMB PPTY L P                           2008 NT 7.100 06/30/2008                              -                1,955,786
  Associates Corp North Amer             SR NT 6.250 11/01/2008                                -                  959,726
  Bankboston Na Htn                      6.375 03/25/2008                                      -                3,806,700
  Bears Stearns Cos Inc                  SR NT 6.250 07/15/2005                                -                  978,619
  Case Cr Corp                           NT 6.750 10/21/2007                                   -                  405,476
  Chase Manhattan Auto Owner             Tr Ser 2000 A CL A3 6.210 12/15/2004                  -                  311,040
  Chase Manhattan Corp New               6.00 11/01/2005                                       -                  975,270
  Chilgemer S A                          NT 6.500 01/15/2006                                   -                2,612,220
  Citibank Cr Cord Master Tr I           5.875 03/10/2001                                      -                  970,211
  Coca Cola Enterprises Inc.             5.750 11/01/2008                                      -                  949,758
  Daimlerchrysler Auto Tr                2000 C Asset Bkd NT CL A 3 6.820 09/06/2004           -                   55,462
  Donaldson Lutkin & Jenrette Inc        2005 SR NT 6.875 11/01/2005                           -                3,778,704
  Duke Cap Corp                          SR NT 7.500 10/01/2009                                -                  937,330
  Enersis S A                            NT 7.400 12/01/2016                                   -                2,284,909
  Federal Home Ln Mtg Corp               Deb 5.750 07/15/2003                                  -                  996,458
  Federal Home Ln Mtg Corp               Ser 2059 CL HA 5.750 12/15/2025                       -                  369,699
  Federal Home Ln Mtg Corp               Ser 2078 CL PA 6.000 12/15/2018                       -                  432,245
  Federal Home Ln Mtg Corp               Preassign 00392 6.000 04/15/2025                      -                  952,501
  Federal Home Ln Mtg Corp               Preassign 00249 6.000 07/15/2027                      -                1,040,250
  Federal Home Ln Mtg Corp               Ser 1404 Fa 4.500 11/15/2007                          -                1,888,810
  Federal Home Ln Mtg Corp               Ser 1629 Cl 1629 Ha 3.500 12/15/2021                  -                1,229,970
  Federal Home Ln Mtg Corp               Ser 1673 Cl 1673 H 6.000 11/15/2022                   -                1,774,322
  Federal Home Ln Mtg Corp               Ser 1861 Cl 1861 G 6.500 11/15/2021                   -                3,177,661
  Federal Home Ln Mtg Corp               Ser 1921 Cl 1921 C 6.500 07/15/2024                   -                1,184,742
  Federal Home Ln Mtg Corp               Ser 1819 CL 1819 E 6.000 02/15/2011                   -                2,934,843
  Federal Natl Mtg Assn                  Benchmark Nt 5.750 06/15/2005                         -                3,252,827
  Federal Natl Mtg Assn                  6.250 11/15/2002                                      -                1,859,534
  Federal Natl Mtg Assn                  Ser 1997 36 Cl G 6.500 04/18/2021                     -                1,995,181
  Federal Natl Mtg Assn                  Ser 1996 7 CH H 6.500 12/25/2023                      -                1,276,610
  Federal Natl Mtg Assn                  Rehic Tr 199 28 CL PH 6.000 03/25/2023                -                5,322,966
  Federal Natl Mtg Assn Gtd              Rehic Tr 1998 4d CL C                                 -                2,790,382
  Firstbank  P R                         Sub Cab Nt 7.625 12/20/2005                           -                1,609,070
  FNMA Pool                              5.500 05/01/2011                                      -                  188,297
  FNMA Pool                              6.000 12/01/2028                                      -                1,274,287
  FNMA Pool                              6.500 06/01/2009                                      -                   17,646
  FNMA Pool                              5.500 04/01/2011                                      -                1,829,171
  FNMA Pool                              6.000 05/01/2028                                      -                2,150,230
  Ford Cr Auto Owner                     1999 D Asset Bkd NT 6.870 01/15/2004                  -                  402,618
  Ford Ntr Co Del                        6.375 02/01/2029                                      -                  723,381
  Ford Ntr Cr Co                         5.800 01/12/2009                                      -                  716,373
  Green Tree Flhl Corp                   1999 Passthr 6.080 12/01/2030                         -                  801,449
  Household Fin Corp                     NT 5.875 09/25/2004                                   -                2,569,242
  Korea Elec PWA Corp                    7.750 04/01/2013                                      -                1,909,674
  Lehman Bros Inc                        NT 7.360 12/15/2003                                   -                  759,388
  Lehman Bros Inc                        NT 6.500 04/15/2008                                   -                  667,815
  Merey Sweeny LP                        Sv Bd 144a 8.8500 12/18/2019                          -                1,050,462
  Mohura Asset Secs Corp                 94 2 CL 2A 7.500 05/25/2024                           -                  478,195
  NWA Tr                                 No 1 Sr Aircraft NT CL A 8.260 03/10/2006             -                  537,826
  NWA Tr                                 No 1 Sr Aircraft NT CL B 9.360 03/10/2006             -                  583,738
  PDVSA Fin Ltd                          6.800 11/15/2008                                      -                1,815,698
  Penex Fin Ltd                          10.610 08/15/2017                                     -                  477,550


Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                           Page 6 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

          Identity of Issue                        Description of Investment              Cost of Asset  Current Value
--------------------------------------  ------------------------------------------------  -------------  -------------
  Petrleds Mexicanos Medium             Tranche TR 00003 8.625 12/01/2023                             -        652,066
  Philip Morris Cos Inc                 NT 6.375 02/01/2006                                           -      2,685,940
  Pioneer Mat Res Co                    SR NT 6.500 01/15/2008                                        -      1,313,698
  Provident Cos Inc                     SR NT 6.375 07/15/2005                                        -      1,587,625
  Pulte Corp                            SR NT 7.000 12/15/2003                                        -      2,432,935
  R B Falcon Corp                       SR NT Ser B 6.750 04/15/2005                                  -        934,185
  Raytheon Co                           Deb 6.000 12/15/2010                                          -        464,673
  South Africa Rep                      NT 8.500 06/23/2017                                           -      2,319,065
  Telekno Malaysia Berhad               Deb 144a 7.875 08/01/2025                                     -      2,440,305
                                                                                              -----------  -----------
                                                                                                       -   $90,858,198
                                                                                              -----------  -----------

Pacific Investment

Fixed Income Securities:

  AT&T Cap Corp                         Trance Tr 02/01/2001                                          -    $   695,524
  AID INCA Infrastructure               FIN FRN 1.000 03/26/2009                                      -      1,987,628
  American Residential Mtg Ln           Tr 98 1.000 05/25/2029                                        -        152,527
  British Telecommunications            NT 7.625 12/15/2005                                           -      1,005,472
  Columbia/HCA Healthcare Corp          Tranche Tr 8.130 08/04/2003                                   -        398,034
  Community Program LN                  Tr 1987 A Cl A Ser 87 A 4 4.500 10/01/2018                    -      1,855,468
  Federal Home Ln Mtg Corp              Deb 7.000 03/15/2010                                          -        531,611
  Federal Natl Mtg Assn                 6.625 09/15/2009                                              -      3,520,986
  Federal Natl Mtg Assn Htn             6.680 05/15/2008                                              -      2,549,189
  FNMA Pool                             7.500 12/01/2099                                              -      3,025,240
  GNMA Pool                             7.00 12/15/2099                                               -      1,996,334
  Heller Finl Inc                       Tranche Tr 1.000 02/05/2001                                   -        497,300
  Merrill Lynch Mtg Invs Inc            PAC Amer ABN 1.000 06/26/2028                                 -        457,086
  MID ST TR UV                          Asset Backed Nt 8.330 04/01/2030                              -      1,938,350
  Niagara Mohawk Pwr Corp               Sr Nt Ser C 7.125 07/01/2001                                  -        451,154
  Occidental Pete Crop                  Sr Nt 1.000 04/01/2003                                        -      1,492,242
  OCWEN Mtg Ln                          Ser 1998 1.000 04/29/2029                                     -        598,159
  Philip Morris Inc                     Dtd 6.000 07/15/2001                                          -        493,081
  Pimco FDS                             Intl Fd Instl Cl                                              -      3,901,065
  Pimco FDS                             Ser U S Govt Sector Port Instl Cl                             -     18,244,673
  Pimco FDS                             Ser Mtg Portfolio Instl Cl                                    -     31,887,018
  Pimco FDS                             Ser Intl Portfolio Instl Cl                                   -      4,372,782
  Pimco FDS                             Ser Invt Grade Corp Port Instl CL                             -      1,597,676
  Pimco FDS                             Private Acct Portfolio                                        -      1,066,440
  PP&L Transition Bd Llc                Ser 1999 1 BD 6.830 03/25/2007                                -        610,820
  Shall Business Admin                  Deb Ser 1999 20 K 7.060 11/01/2019                            -      1,032,143
  Shall Business Admin                  Deb Ser 1999 20 L 7.190 12/01/2019                            -      1,654,325
  Standard Chartered                    1.000 12/29/2049                                              -        534,115
  System Energy Res Inc                 Mtg Bond 7.710 08/01/2001                                     -        598,417
  United Airls Pass Thru Trs            Pass thru CTF Ser 1995 9.560 10/19/2018                       -        783,158
  United States Treas Bds               3.625 04/15/2028                                              -      1,052,228
  United States Treas Nts               Inflation Index 3.375 01/15/2007                              -      4,620,413
  United States Treas Nts               Inflation Index 3.625 07/15/2002                              -         23,710
                                                                                              -----------  -----------
                                                                                                      -    $95,624,368
                                                                                              -----------  -----------

Stanford Bernstein

Cash & cash equivalents:

  Canadian Dollar                       Cash                                                          -    $       386
  Euro Currency                         Cash                                                          -             69
  Daimler Chrysler                      MMI DTC 6.690 1/16/2001                                       -      2,271,755
  Federal Home Ln x                     Bk Cons Dsc NT 0.010 1/12/2001                                -      3,953,617
  Ford Mtr Cr Co                        Yrs 1 & 2 DTC CP  6.590 1/12/2001                             -      3,518,549
  General Mtrs Accep Corp               Yr 1 & 2  DTC CP  6.590 1/12/2001                             -      2,273,638
  Salomon Smith Barney Hldgs Inc        DTC CP Yrs 1 & 2 6.570 1/16/2001                              -      3,501,820
 . State Street Bank & Trust Co.         Short Term Investment Fund                                    -      6,461,044

Fixed income securities:

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 7 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000



          Identity of Issue                              Description of Investment              Cost of Asset      Current Value
-------------------------------------           --------------------------------------------    -------------      -------------
  3Ekcourt Receivables Asset Tr                  Ser 1997 1 CI A4 6.193 5/20/2005                     -              $  133,736
  Albertsons Inc                                 Sr Deb 7.450 8/01/2029                               -                 106,903
  All Tel OH Ltd Partnership                     GTD Nt 144A 8.000 8/15/2010                          -                 935,099
  Allied Cap Coml Mtg                            Tr 1998 1 Coll Bd Cl A 144A 6.310 9/25/2003          -                  25,026
  American Gen Fin Corp Mtn                      Tranche TR 6.550 6/24/2002                           -                 933,388
  Asset Securitization Corp Coml Mtg             96 D3 Cl A 1A 7.010 10/13/2026                       -                  45,768
  Bear Stearns Coml Mtg Secs Inc                 Coml Mtg CTF 99 CLF1 Cl A 4 7.000 5/20/2030          -                 310,664
  Bsch Issuances Ltd                             Sub Nt 7.625 9/14/2010                               -                 878,151
  California Maritime Infrastruc Taxable         6.630 11/01/2009                                     -                 486,838
  CanadaGovt Treas Bills                         0.010 4/12/2003                                      -                 156,347
  Canadian T Bill                                5.5850 12/04/2001                                    -                 156,116
  Canadian Treas Bill                            0.010 2/01/2001                                      -               1,108,529
  Canadian Treas Bill                            5.550 4/12/2001                                      -               1,645,252
  Canadian Treas Bill                            5.760 3/01/2001                                      -               1,108,529
  Canadian Treas Bill                            5.870 2/01/2001                                      -                 154,087
  Capital Asset Ren FDG                          1998 A Tax Lien Collateralized Bd 5.905 12/15/2005   -                 122,372
  Case Equip Receivable Tr                       SER 98 B Asset Bkd Nt Cl A 3 5.810 5/15/2003         -                  56,977
  Centurytel Inc Remarketable                    Sr Nt Ser I 7.750 10/15/2012                         -                 660,601
  Champion Intl Corp                             9.700 5/01/2001                                      -                 331,258
  Champion Intl Corp                             Deb 7.350 11/01/2025                                 -                 305,704
  Chevy Chase Auto Receivables                   1997 1 Auto Receivables Bkd 6.500 10/15/2003         -                  34,922
  Citigroup Inc                                  7.250 10/01/2010                                     -                 904,545
  Copelco Cap Fdg                                Tr 1998 A Lease Bkd Nt Cl A 3 5.780 8/15/2001        -                  48,042
  Copelco Cap Fdg Corp II                        Lease Bkd Nt Ser 1996 A Cl A 6.340 7/20/2004         -                  43,057
  Coplco Cap Receivables LLC                     Ser 2000 A Cl A 3 Lease Bkd 7.120 8/18/2003          -                 848,431
  Cox Communications Inc                         New Nt 7.750 11/01/2010                              -                 534,969
  Credit Suisse 1st Boston Mtg                   Coml Mtg Passthru 1997 C2 ClA 6.400 1/17/2035        -                 325,029
  Credit Suisse First Boston Coml                CTF 1997 C2 Cl A2 6.520 1/17/2035                    -                 377,227
  DLJ Mtg Accep Corp                             Mtg 93 MF12 Cl A2 7.350 9/18/2003                    -                 304,192
  El Paso Energy                                 Tranche Tr 7.375 12/15/2012                          -                 454,739
  EOP Oper Led Partnership                       Nt 7.375 11/15/2003                                  -                 908,914
  Federal Farm Cr Bk Cons                        Dsc Nt 0.010 1/02/2001                               -               1,078,288
  Federal Home Ln Bks                            6.500 4/26/2001                                      -                 453,103
  Federal Home LN Mtg Corp                       0.010 4/26/2001                                      -               2,166,636
  Federal Home Ln Mtg Corp                       Preassign 00431 Ser 2176 Clo 7.000 8/15/2029         -                 135,003
  Federal Home Ln Mtg Corp                       Preassign 00440 7.000 8/15/2029                      -                 436,092
  Federal Home Ln Mtg Corp MTN                   0.010 1/16/2001                                      -               4,468,790
  Federal Home Ln Mtg PC Gtd                     Series 1650 Class 1650 K 6.500 1/15/2024             -                 175,643
  Federal Natl Mtg Assn                          7.250 1/15/2010                                      -               1,483,931
  Federal Natl Mtg Assn                          Remic Tr 1999 41 Cl Pd 6.500 8/25/2013               -                 452,041
  Federated Dept Stores Inc                      Del Sr Nt 8.500 6/01/2010                            -                 519,178
  FHLMC                                          TBA Jan 30 Gold Single 6.000 12/01/2099              -               1,497,088
  FHLMC                                          TBA Jan 30 Gold Single 7.000 12/01/2099              -               8,082,464
  FHLMC                                          TBA Jan 30 Gold Single 7.800 12/01/2099              -               8,268,996
  First Union Lehman Bros Comml                  Sere 97 C1 Passthru CTF Cl A 7.150 2/18/2004         -                 212,615
  Florida Residential Ppty & Cas                 Nt Ser 1997A 144A 7.250 7/01/2002                    -                 980,904
  FMAC Ln Receivables Tr                         Nt Ser 1998 A Cl A 2 144A 6.500 9/15/2020            -                 146,162
  FMAC Ln Receivables Tr                         Nt Ser 1998 A Cl A 3 144A 6.690 9/15/2020            -                 230,093
  FMAC Ln Receivables Tr                         Nt Ser 1998 B Cl A 1 144A 6.220 11/15/2020           -                 946,677
  FNMA                                           TBA Jan 15 Single Fam 6.000 12/01/2099               -                 397,339
  FNMA                                           TBA Jan 30 Single Fam 6.000 12/01/2099               -               1,808,826
  FNMA                                           TBA Jan 15 Single Fam 7.000 12/01/2099               -               8,170,618
  FNMA                                           TBA Jan 15 Single Fam 7.500 12/01/2099               -               1,801,506
  FNMA                                           TBA Jan 30 Single Fam 8.000 12/01/2099               -               2,708,815
  Ford Mtr Cr Co Global Landmark Secs Globals    7.500 6/15/2003                                      -                 859,197
  GE Cap Mtg Svcs Inc                            Remic Mc 1994 11 Cc A1 6.500 3/25/2024               -                   5,388
  General Mtrs Accep Corp                        Yr 1 & 2  DTC CP Nt 7.500 7/15/2005                  -                 408,958
  General Mtrs Accept Corp                       5.500 2/02/2005                                      -                 464,887
  Germany (Fed Rep)                              6.250 1/04/2024                                      -                 656,176
  GNMA Pool                                      7.000 2/15/2028                                      -                 977,163
  GNMA Pool                                      7.000 12/15/2027                                     -               2,652,174
  GNMA Pool                                      9.500 11/15/2021                                     -                  87,259
  GNMA Pool                                      8.500 8/15/2021                                      -                 428,468
  Goodyear Tire & Rbr Co                         Nt 7.000 3/15/2028                                   -                 274,649
  Govt Natl Mtg Assn GTD                         Remic Tr 1995 4 Cl CQ 8.000 6/20/2025                -                   6,808

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 8 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000


          Identity of Issue                              Description of Investment              Cost of Asset      Current Value
-------------------------------------           --------------------------------------------    -------------      -------------
  Green Point Manufactured HSG                   Ser 1999 3 CTF Cl 1A 7 7.270 6/15/2029                 -               404,237
  Green Tree Finl Corp                           93 4 Cl A4 6.600 1/15/2019                             -               458,295
  Green Tree Finl Corp                           1999 1 Mtg Psth CTF Cl A 4 5.760 11/01/2018            -               663,871
  Green Tree Finl Corp                           1999 1 Mtg Psth Ctf Cl A 5 6.110 9/01/2023             -               419,681
  Green Tree Finl Corp                           1999 1 Mtg Psth Ctf Cl A 6 6.370 3/01/2030             -               411,439
  Green Tree Rec Equip & Consum                  1998 A Ctf Cl A 1 C 6.180 6/15/2019                    -               266,540
  Hertz Corp                                     Sr Nt 8.250 6/01/2005                                  -               868,563
  Ingersoll Rand Co                              Tranche Tr  6.015 2/15/2028                            -               794,892
  Ingersoll Rand Co                              Sr Nt 6.255 2/15/2001                                  -               392,211
  Intl Lease Fin Corp Mtn                        Tranche Tr  5.400 1/22/2002                            -               819,191
  Israel Elec Corp Ltd                           Nt 144A 8.100 12/15/2096                               -               321,511
  Kohls Corp                                     Deb 7.250 6/01/2029                                    -               651,224
  Lelly Del Mar Inc                              Cap Secs 144A 3C7 1.000 8/05/2029                      -               875,553
  Marconi Plc Bd                                 7.750 9/15/2010                                        -               453,042
  Merrill Lynch and Co Mtn                       Tranche Tr  7.250 7/26/2002                            -               867,423
  Momura Asset Secs Corp CTF                     95 MDITI Cl A 1 A 8.170 3/04/2020                      -               169,438
  Morgan JP Coml Mtg Fin Corp                    Mtg Passthru CTF 1998 C6 A1 6.373 1/15/2030            -               270,403
  Morgan Standley Dean Witter                    Tranche Tr  7.125 8/15/2003                            -               867,402
  Morgan Stanley Cap 1 Inc                       Coml Mtg Psthru WF1 Cl A2 144  7.450 1/15/2006         -               627,314
  Morgan Stanley Cap 1 Inc                       Alic Coml Mtg Passthru CTFACA1 6.440 11/15/2002        -               214,058
  Morgan Stanley Cap 1 Inc                       Coml Mtg CTF 1998 Xl1 Cl A 1 6.220 6/01/2030           -               547,397
  Morgan Stanley Cap I Inc                       Coml Mtg CTF 1997 XL1 Cl A 1 6.590 10/03/2030          -               359,278
  Morgan Stanley Cap I Inc                       97 Alic Coml Mtg Ctf Cl A2 5.990 3/15/2005             -               336,079
  Myctl Tr                                       1997 Tax Lien Bd Cl A 144A 6.460 5/25/2005             -                30,428
  New York NY Taxable                            Ser B 6.900 5/01/2003                                  -               883,457
  New York NY Taxable Ser E                      6.650 8/01/2001                                        -               397,939
  Newcourt Equip                                 Tr Secs Ser 1998 1 Rec Bkd Nt Cl A3 5.240 12/20/2002   -                49,734
  Pacific Gas & Elec Co                          Sr Nt 144A 7.375 11/01/2005                            -               733,850
  Peachtree Fanchise Loan LLC                    1999 A Cl A1 6.680 1/15/2021                           -               373,907
  Philip Morris Capital Corp                     7.500 7/16/2009                                        -               663,591
  Philip Morris Cos Inc                          Nt 7.250 9/15/2001                                     -               440,257
  Phillips Pete Co                               Nt 8.750 5/25/2010                                     -               648,182
  Prudential Secs Secd Fing Corp                 1999 NRF 6.480 1/15/2009                               -               916,400
  RMF Coml Mtg Passthru CTFS                     Ser 1995 1 Cl A 2 144A 7.100 11/28/2027                -               153,428
  RMF Coml Mtg Passthru CTFS                     Ser 1997 1 Cl A 2 144A 6.751 1/15/2019                 -               638,448
  Rohn & Haas Co                                 Nt 7.400 7/15/2009                                     -               885,853
  Royal & Sun Alliance Inc                       Sub GTD Bd 8.950 10/15/2009                            -               708,205
  Salomon Bros Mtg Secs VII Inc CTF              2000 NL1 A2 6.905 9/15/2008                            -               408,564
  St Paul Cos Inc                                Sr Nt 7.875 4/15/2005                                  -               659,255
  Structured Asset Secs Corp                     Coml Mtg Passthru CTF 97 LL 6.790 6/12/2004            -               414,563
  Telecomunica De Purerto Rico In                Sr Nt 6.150 5/15/2002                                  -               879,489
  Transamerica Fin Corp Mtn                      Tranche Sr  6.800 12/14/2001                           -               888,554
  TTX Co Mtn                                     Tranche 144A 5.750 3/23/2001                           -               758,945
  Union Tank Car Co Mtn                          Book Tranche Tr 5.910 5/01/2002                        -               565,789
  United Airlines Passthru                       Trs 2000 2 Passthru CTF Cl A 2 7.186 4/01/2001         -               810,921
  US Treas Bds                                   3.625 4/15/2028                                        -               219,346
  US Treas Bds                                   3.875 4/15/2029                                        -             1,446,496
  US Treas Bds                                   6.125 8/15/2029                                        -               324,280
  US Treas Notes                                 6.500 5/31/2002                                        -             1,230,640
  US Treas Notes                                 5.875 9/30/2002                                        -             3,017,679
  US Treas Notes                                 5.875 11/15/2004                                       -             1,896,724
                                                                                                    --------       ------------
                                                                                                        -          $122,972,191
                                                                                                    --------       ------------
Standish Ayer & Wood

Cash & cash equivalents:

*   State Street Bank & Trust Co.                Short Term Investment Fund                             -          $  1,595,804

Fixed income securities:

  Abbey National PLC                             Sub Reset Cap Sec Prep 1.000 6/29/2049                 -          $    247,748
  Abbey National PLC                             Deb 7.950 10/26/2029                                   -                26,269
  Abitibi Consolidated Inc                       Deb 8.550 8/01/2010                                    -                50,129
  Advanta Mtg Ln                                 Tr Ser 1999 2 Cl A3 6.440 5/25/2029                    -               249,167

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                          Page 9 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000



          Identity of Issue                        Description of Investment                 Cost of Asset      Current Value
-------------------------------------  -------------------------------------------------     -------------      -------------
  Advanta Mtg Ln                       Tr 1999 2 Asset Bkd CTF Cl A 6 6.820 5/25/2029               -               100,673
  AES Corp                             Sr Nt 9.375 9/15/2010                                        -                50,933
  Ahold Fin USA Inc                    NT 6.250 5/01/2009                                           -               255,401
  American Express Cr                  Tr SER 1999 & Asset Bkd CTF CL A 5.600 11/15/2006            -               123,062
  American Std Inc                     Shelf 2 7.375 2/01/2008                                      -                23,106
  ANR Pipeline Co                      9.625 11/01/2021                                             -                30,054
  Anvescap PLC                         Sr Nt 6.600 5/15/2005                                        -               267,858
  Aranark Svcs Inc                     Gtd Nt 6.750 8/01/2004                                       -               190,357
  Avalon Bay Chntys Inc                2003 Sr Nt 6.500 7/15/2003                                   -               270,826
  Baltimore Gas & Elec Co              Remarketable Redeem Secs 6.750 12/15/2002                    -                49,876
  Bank UTD Corp                        2007 Sr Nt 8.875 2/01/2007                                   -               202,663
  British Telecommunications PLC       NT 7.625 12/15/2010                                          -                35,192
  British Telecommunications PLC       NT 8.125 12/15/2010                                          -                65,306
  British Telecommunications PLC       NT 8.625 12/15/2030                                          -               197,958
  Canadian Natl Ry Co                  NT 6.900 7/15/2028                                           -                68,323
  Capital GNF                          Master Tr Ser 1998 & Asset Bkd CTF Cl A 5.430 1/15/2007      -               294,511
  Chase Coml Mtg Secs Corp             1997 2 Mtg CTF Cl A1 6.450 12/12/2029                        -               308,506
  Citibank Cr Card                     Master Tr 1999 1 Parn CTF Cl A 5.500 2/15/2006               -               269,710
  City Natioal Bk                      CA Sub Nt Accredited Invs 6.375 1/15/2008                    -               256,532
  CK Witco Corp                        Sr Nt 8.500 3/15/2005                                        -                95,206
  Clear Channel Communciations         Sr Nt 7.875 6/15/2005                                        -               179,730
  Clear Channel Communciations         Sr Nt 7.650 9/15/2010                                        -                75,223
  Coastal Corp                         NT 7.500 8/15/2006                                           -               103,599
  Cox Communications Inc               New 2005 Nt 6.875 6/15/2005                                  -               249,547
  Cox Communications Inc               New Nt 7.750 8/15/2010                                       -               154,318
  Daimler Chrysler Auto                Tr 2000 A Asset Backed NT Cl A 47.230 1/06/2004              -               332,880
  Daimler Chrysler North Amer          GTD NT 6.900 9/01/2004                                       -               171,298
  Delta Air Lines Inc                  De Nt 8.300 12/15/2029                                       -               106,854
  Deutsche Telekom Intl                Fin BV GTD Nt 8.250 6/15/2030                                -               122,035
  Deutsche Telekom Intl                Gtd 8.000 6/15/2010                                          -               151,407
  Duke Energy Co                       Sr NT Ser A 6.000 12/01/2028                                 -                61,073
  Duke Realty Ltd Partnership          NT 7.375 9/22/2005                                           -               253,857
  El Paso Energy Corp                  Tranche Tr 8.050 10/15/2030                                  -               130,729
  EOP Oper Ltd Partnership             NT 6.500 1/15/2004                                           -               245,211
  Fed Home Loan Mtg Corp               Deb 5.750 3/15/2009                                          -             1,665,983
  Fed Natl Mtg Assn                    5.625 5/14/2004                                              -             1,116,118
  Fed Natl Mtg Assn                    7.000 7/15/2005                                              -               808,354
  First Un Natl Bank FL                Tranche SB 00001 6.180 2/15/2036                             -               263,345
  Firstar Bk Ha Cincinnati OH          NT 7.125 12/01/2009                                          -               275,294
  FleetBoston Finl Corp                Sr NT 7.250 9/15/2005                                        -               153,297
  Florida Windstorm Underwriting       Ser 1999 A Sr Secd NT 144A 7.125 2/25/2019                   -               119,464
  FNMA Pool                            TBA Jan 15 Single Fam 7.000 12/01/2099                       -               728,174
  FNMA Pool                            8.500 6/01/2012                                              -               392,499
  FNMA Pool                            7.500 4/01/2030                                              -               395,772
  FNMA Pool                            7.500 5/01/2030                                              -               446,531
  FNMA Pool                            7.500 8/01/2030                                              -                 4,127
  Ford Cr Auto Owner                   Tr 2000 A Asset Backed Nt Cl A 5 7.190 3/15/2004             -               203,607
  Ford Mtr Cr Co                       Global Landmark Sec Globls 6.700 7/16/2004                   -               347,637
  General Elec Cap Corp                Tranche Tr 6.750 9/11/2003                                   -               253,659
  Goldman Sachs Group LP               NT 144A 6.625 12/01/2004                                     -                99,904
  Goldman Sachs Group LP               NT 7.250 10/01/2005                                          -               179,156
  GS Escrow Corp                       Sr Nt 7.125 8/01/2005                                        -               188,878
  GS Escrow Corp                       Sr Nt 7.000 8/01/2003                                        -               193,023
  Hashantucket Western Pequot          Tr SPL Revenue Bd 1998 Ser A 144 6.570 9/01/2013             -               172,283
  HCA Healthcare Co                    NT 8.750 9/01/2010                                           -                26,150
  Host Marriot LP                      2006 Sr Nt Ser D 8.375 2/15/2006                             -               144,600
  Kaufman & Broad Home Corp            Sr Nt 7.750 10/15/2004                                       -               231,062
  Keyspan Corp                         7.250 11/15/2005                                             -                25,834
  Keyspan Corp                         7.625 11/15/2010                                             -                79,105
  Kroger Co                            Sr Deb 8.000 9/15/2029                                       -                76,989
  Lear Corp                            Sr Nt Ser B 8.110 5/15/2009                                  -               132,449
  Lehman Bros Hldgs                    NT 7.750 1/15/2005                                           -               205,827
  Liberty Media Corp                   Sr Deb 8.250 2/01/2030                                       -                45,571
  Lucent Technologies Inc              Deb 6.450 3/15/2029                                          -                50,190
  Markel Corp                          7.250 11/01/2003                                             -               122,583
  MBNA Master Cr Card                  Tr - SFR 98 J Asset Bkd CTF Cl A 5.250 2/15/2006             -               245,114

Baxter International Inc. and Subsidiaries                           Schedule I
Incentive Investment Plan                                         Page 10 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

Identity of Issue                     Description of Investment                           Cost of Asset     Current SValue
---------------------------------     ----------------------------------------------      -------------     --------------
  Meyer Gred Inc                        Del New Nt 7.450 3/01/2008                                 -               126,534
  MGM Mirage Formerly Grand Inc         Sr Nt 8.500 9/15/2010                                      -                25,513
  Morgan Stanley Dean Witter            NT 7.750 6/15/2005                                         -               261,435
  Mortgage Cap FDG Inc                  Ser 96 1 Mtg Passthru CTF 7.900 2/15/2006                  -               346,791
  National City Corp                    Sub H 5.750 2/01/2009                                      -               268,416
  National City Corp                    Sub Deb 6.875 5/15/2019                                    -               134,214
  National Westkinster Bk PLC           Reset Sub Nt 7.750 4/29/2049                               -               273,340
  News Amer Hldgs Inc                   GTD Sr Deb 9.500 7/15/2024                                 -               156,570
  News Amer Inc                         GTD Nt 144A 7.300 4/30/2028                                -                80,085
  Nisource Fin Corp                     GTD Nt 144A 7.625 11/15/2005                               -               102,442
  Nisource Fin Corp                     GTD Nt 144A 7.875 11/15/2010                               -               129,936
  Norfolk Southn Corp                   Nt Dtd 8.375 5/15/2005                                     -               266,300
  Phillips Pete Co                      Deb 6.650 7/15/2018                                        -                23,276
  Phillips Pete Co                      Nt 8.750 5/15/2010                                         -                85,287
  Quebec Prov CDA                       NT 7.500 09/15/2029                                        -               159,090
  Qwest Communication Intl Inc          Sr Nt 7.500 11/01/2008                                     -               153,179
  Resolution Tr Corp Mtg Pass           Ser 1994/1 Cl M/2 7.750 9/25/2029                          -               102,805
  Royal Caribbean Cruises Ltd           Sr Nt 7.000 10/15/2007                                     -                91,258
  Royal Caribbean Cruises Ltd           Sr Nt 7.500 10/15/2027                                     -                96,750
  Sagecoach Hldgs PLC                   NT 8.625 11/15/2009                                        -               158,974
  Sihoh Debartlol                       6.875 10/27/2005                                           -               266,617
  Societe Generale                      Step Up Perpetual Sub Nt 14A 1.000 4/29/2049               -               220,726
  Spiker Pptys LP                       NT 6.900 1/15/2004                                         -               124,766
  St George Bk Ltd                      2005 Sub Nt 144 7.150 10/15/2005                           -               202,388
  Standish, Ayer & Wood                 Fixed Income Fund                                          -               877,206
  Suntrust Bks Inc                      Sub Nt 7.750 5/01/2010                                     -                78,184
  Telefonica Europe BV                  US Nt 8.250 9/15/2030                                      -                49,616
  Tenet Healthcare Corp                 Sr NT 8.625 12/01/2003                                     -               178,265
  Ticon Global Restaurants Inc          Sr Nt 7.650 5/15/2008                                      -               193,698
  Time Warner Entmt Co LP               Sr Deb 8.375 3/15/2023                                     -               107,622
  Time Warner Inc                       NT 7.750 6/15/2005                                         -               182,029
  TRW Inc                               NT 6.625 6/01/2004                                         -               255,534
  Tyco Intl Group SA                    NT 5.875 11/01/2004                                        -               146,177
  Union Planters Bk Natl Assn           Sub Nt Accd Invs 6.500 3/15/2018                           -               181,520
  US Bancorp Htn Bk Ent                 Tranche Tr 6.000 5/15/2004                                 -                48,967
  US Bancorp Htn Bk Ent                 Medium Term Nts Book Entry 6.875 12/01/2004                -               151,034
  US Treas Bonds                        6.250 5/15/2030                                            -             3,409,311
  US Treas Notes                        7.875 11/15/2004                                           -             1,550,496
  US Treas Notes                        5.750 8/15/2010                                            -               520,744
  Verizon Global Fdg Corp               Nt 144a 7.250 12/01/2010                                   -                76,097
  Viacom Inc                            Sr Nt 7.700 7/30/2010                                      -               182,146
  Wells Fargo & Co                      NT 6.625 7/15/2004                                         -               125,930
  Westinghouse Cr Corp                  8.875 6/14/2014                                            -               170,872
  WNX Technologies                      NT 6.375 12/01/2003                                        -               192,489
                                                                                          -------------     --------------
                                                                                                   -        $   29,590,139
                                                                                          -------------     --------------

Standish Ayer & Wood II

Cash & cash equivalents:

   Healthtrust Inc                                                                                -        $        49,557
*  State Street Bank & Trust Co.        Short Term Investment Fund                                -              2,090,057

Fixed income securities:

   Abbey Matl PLC                       Sub Reset Cap Secs Prep 1.000 06/29/2049                  -        $       518,019
   Abitibi Consolidated Inc             Deb 8.550 08/01/2010                                      -                 75,193
   Advanta Mtg Ln Tr                    Ser 1999 2 Cl A3 6.440 05/25/2029                         -                199,333
   Advanta Mtg Ln Tr                    1999 2 Asset Bxd Ctf Cl A 6 6.820 05/25/2029              -                176,178
   Aes Corp                             SR NT 9.375 09/15/2010                                    -                 50,933
   Ahold Fin USA                        GTD HT 8.250 07/15/2010                                   -                105,696
   Ahold Fin USA Inc                    HT 6.250 05/01/2009                                       -                394,710
   American Sto Inc                     Shelf 2 7.375 02/01/2008                                  -                 23,106
   Amvescap PLC                         Sr NT 6.600 05/15/2005                                    -                560,066
   ANR Pipeline Co                      9.625 11/01/2021                                          -                 60,108

Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                          Page 11 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

             Identity of Issue                            Description of Investment                Cost of Asset     Current Value
-------------------------------------------     ----------------------------------------------     -------------     -------------
   Aramark Svcs Inc                             GTD Nt 7.000 07/15/2006                                     -              542,722
   Avalon Pptys Inc                             Nt 7.375 09/15/2002                                         -              480,427
   Balitmore Gas & Electric Co                  Remarketable Redeemable Secs 6.750 12/15/2002               -               99,751
   Bank Utd Corp                                2007 Sub HT 8.875 05/01/2007                                -              481,324
   Brascan LTD                                  Nt 7.375 10/01/2002                                         -              194,456
   British Telecommunciations PLC               NT 7.625 12/15/2005                                         -               40,219
   British Telecommunciations PLC               NT 8.125 12/15/2010                                         -              130,612
   British Telecommunciations PLC               NT 8.625 12/15/2030                                         -              316,733
   Canadian Natl Ry Co                          Nt 6.900 07/15/2028                                         -              113,872
   Capital One Master Tr                        Ser 1998 4 Asset Bkd Ctf Cl A 5.430 01/15/2007              -              515,394
   Citibank Cr Card Master Tr  I                1999 1 PartiH Ctf Cl A 5.5000 2/15/2006                     -              392,306
   City Natl Bk Ca                              Sub Nt Accredited Invs 6.375 01/15/2008                     -              373,137
   Ck Witco Corp                                Sr Nt 8.500 03/15/2005                                      -              142,810
   Clear Channel Communications                 Sr Nt 7.875 06/15/20005                                     -              359,460
   Cleveland Elec Illun                         Secd Nt Ser B 7.670 07/01/2004                              -              179,646
   Coastal Corp                                 Nt 6.200 05/15/5004                                         -              221,569
   Coastal Corp                                 Nt Dtd 7.750 06/15/2010                                     -              105,057
   Coastal Corp                                 Nt 7.500 08/15/2006                                         -               51,800
   Columbia/Healthcare Corp                     Nt 8.360 04/15/2024                                         -               23,230
   Cox Communications Inc                       Nt 7.750 11/01/2010                                         -              257,197
   Cox Enterprises Inc                          Nt 114A 6.625 06/14/2002                                    -              274,176
   CSC Hldgs Inc                                Sr Nt 7.875 12/15/2007                                      -               98,911
   CSX Corp                                     Nt 6.250 10/15/2008                                         -               47,562
   Daimler Chrysler Auto Tr                     2000 A Asset Backed NT Cl A 4 7.230 01/06/2005              -              486,516
   Daimler Chrysler Auto Tr                     GTD NT 7.400 01/20/2005                                     -              448,952
   Daimler Chrysler Auto Tr                     GTD NT 7.7500 06/15/2005                                    -               50,550
   Delta Air Lines Inc Oe                       Nt 8.300 12/15/2029                                         -              427,415
   Deutsche Telekom Intl                        GTD 8.000 06/15/2010                                        -              277,579
   Deutsche Telekom Intl FJM BV                 GTD NT 8.2500 06/15/2030                                    -              170,850
   Discover Card Master Tr J                    1998 7 Cr Card Psthr Ctf Cl A 5.600 05/16/2006              -              492,092
   Dontar Inc                                   Nt 8.750 08/01/2005                                         -              219,478
   Du Pont E J De Nehours & Co                  Types Chemicals Diversified 6.875 10/15/2009                -               51,144
   Duke Energy Co                               Sr Nt Ser A 6.000 12/01/2028                                -              101,789
   Enron Corp                                   Sr Nt 7.875 06/15/2003                                      -              232,231
   EOP Oper Ltd Partnership                     Nt 6.500 01/15/2004                                         -              245,211
   Federal Home Ln Mtg Corp                     Deb 5.750 03/15/2009                                        -            2,988,970
   Federal Natl Mtg Assn                        5.625 05/14/2004                                            -            1,959,407
   Federal Natl Mtg Assn                        7.000 07/15/2005                                            -            1,434,177
   First Sec Corp Del                           NT 5.875 11/01/2003                                         -              443,093
   First Un Corp                                NT 6.950 11/01/2004                                         -              300,702
   Firstar Bk Na Cincinnati Oh                  NT 7.125 12/01/2009                                         -              475,508
   Fleetboston Final Corp                       Sr Nt 7.250 09/15/2005                                      -              255,495
   Florida Windstorm Underwriting               Ser 1999 A Sr Seco Nt 144A                                  -              453,963
   FNMA Pool                                    8.500 06/01/2012                                            -              237,878
   FNMA Pool                                    7.500 05/01/2030                                            -              372,433
   FNMA Pool                                    7.500 04/01/2030                                            -              982,861
   FNMA Pool                                    7.500 08/01/2030                                            -                6,032
   FNMA TBA                                     Jam 15 Single Fam 7.000 12/01/2009                          -            1,607,005
   Ford Cr Auto Owner Tr                        2000 A Asset Backed NT Cl A 5 7.190 31/15/2004              -              305,410
   Ford Cr Auto Owner Tr                        2000 C NT Cl A 5 7.260 07/15/2004                           -              385,139
   Ford Mtr Co                                  Global Landmark Secs Globls 7.450 07/16/2031                -               68,987
   Ford Mtr Cr Co                               Global Landmark Secs Globls 6.700 07/16/2004                -              620,780
   General Elec Cap Corp Hin                    Tranche Tr 00462 6.750 09/11/2003                           -              456,586
   GMAC Chol Mtg Sec Inc                        Htg Pt Ctf Ser 197 Cl Cl A2                                 -              203,036
   GNMA Pool                                    8.00 10/15/2026                                             -              233,638
   Goldman Sachs Group L P                      NT 7.250 10/01/2005                                         -              281,531
   Goldman Sachs Group LP                       NT 144A 6.625 12/01/2004                                    -              274,736
   Gs Escrow Corp                               Sr Nt 7.00 08/01/2003                                       -              434,301
   Gs Escrow Corp                               Sr Nt 7.125 08/01/2005                                      -               94,439
   HCA Healthcare Co                            Nt 8.750 09/01/2010                                         -               52,299
   Hidland Rlty Accep Corp                      Ser 1996 C2 Cl A2 7.233 01/25/2029                          -              597,570
   International Paper Co                       Nt 144A 8.000 07/08/2003                                    -              206,208
   Kaufman & Broad Home Corp                    Sr Nt 7.7500 10/15/2004                                     -              439,017
   Keyspan Corp                                 7.250 11/15/2005                                            -               51,667
   Keyspan Corp                                 7.625 11/15/2010                                            -              158,210
   Kroger Co                                    Sr Nt 7.625 09/15/2006                                      -               77,084

Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                          Page 12 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

          Identity of Issue                        Description of Investment              Cost of Asset  Current Value
--------------------------------------  ------------------------------------------------  -------------  -------------
  Kroger Co                             Sr Deb 8.00 09/15/2029                                        -        102,652
  Kroger Co                             Nt 8.050 02/01/2010                                           -        131,910
  Lehman Bros. Hldgs                    NT 7.750 01/15/2005                                           -        102,913
  Lehman Bros. Hldgs Inc                NT 8.250 06/15/2007                                           -        131,680
  Lehman Bros. Inc                      NT 6.625 02/15/2008                                           -        120,281
  Liberty Media Corp                    Sr Deb 8.250 02/01/2030                                       -        113,927
  Lucent Technologies Inc               Deb 6.450 03/15/2029                                          -        100,381
  Markel Corp                           7.250 11/01/2003                                              -        220,650
  MBNA Master Cr Card Tr ll             Ser 98 J Assest Bko Ctf Cl A 5.250 02/15/2006                 -        220,603
  Meyer Fred Inc Del New                Nt 7.375 03/01/2005                                           -        127,726
  Meyer Fred Inc Del New                Nt 7.450 03/01/2008                                           -         50,613
  MGM Grand Term Lh                     8.060 05/06/2001                                              -        124,404
  MGM Mirage Formerly Grand Inc         Sr Nt 8.50009/15/2010                                         -         51,025
  Mortgage Cap Fdg Inc                  Ser 96 Hc 1 Htg Passthru Ctf 7.900 02/15/2006                 -        133,381
  National City Corp                    Sub H 5.750 02/01/2009                                        -        357,888
  National City Corp                    Sub Deb 6.875 05/15/2019                                      -        111,845
  National Westhinster Bk PLC           Reset Sub NT 7.750 04/29/2049                                 -        472,133
  News Aher Hldgs Inc                   9.250 02/01/2013                                              -        372,649
  News Aher Hldgs Inc                   GTD Sr Deb 9.500 07/15/2024                                   -        182,666
  Niagara Mohawk Pwr Corp               Lst Htg Dtd 05/15/95 7.750 05/15/2006                         -         78,159
  Nisource Fin Corp                     GTD Nt 144a 7.875 11/15/2010                                  -        207,898
  Norfolk Southn Corp                   Nt 7.350 05/15/2007                                           -        230,659
  Norfolk Southn Corp                   Nt Dtd 8.375 05/15/2005                                       -        266,300
  Park Pl Entnt Corp                    Sr Sub Nt 9.375 02/15/2007                                    -        127,954
  Phillips Pete Do                      Deb 6.650 07/15/2018                                          -        116,378
  Phillips Pete Do                      Nt 8.750 05/25/2010                                           -        170,574
  Quebec Prov CDA                       Nt 7.500 09/15/2029                                           -        371,209
  Qwest Cap Fdg Inc                     Gtd Nt 144A 7.750 08/15/2006                                  -        258,844
  Qwest Communications Intl Inc         Sr Nt 7.500 11/01/2008                                        -        178,709
  Royal Caribbean Cruises Ltd           Sr Nt 7.125 09/18/2002                                        -        196,256
  Royal Caribbean Cruises Ltd           Sr Nt 7.000 10/15/2007                                        -        114,072
  Royal Caribbean Cruises Ltd           2027 Sr Nt 7.500 10/15/2027                                   -        135,450
  Satgecoach Hldgs Plc                  Nt 8.625 11/15/2009                                           -        227,106
  Sequa Corp                            Tranche Tr 00005 9.000 08/01/2009                             -        221,372
  Simon Debartlol                       6.875  10/27/2005                                             -        436,282
  Societe Generale                      Step Up Perpetual Sub NT 144A 1.000 04/29/2049                -        294,301
  Spieker Pptys L P                     Nt 6.900 01/15/2004                                           -        124,766
  Sprint Cap Corp                       5.700 11/15/2003                                              -         95,234
  St George Bk Ltd                      2005 Sub Nt 144A 7.150 10/15/2005                             -        278,284
  Standish Ayer & Wood Invt Tr          Intl Fixed Income Fd                                          -      1,554,470
  Suntrust Bks Inc                      Sub Nt 7.750 05/01/2010                                       -        156,368
  Telefonica Europe By                  Us Ht 8.250 09/15/2030                                        -         74,424
  Tenent Healthcare Corp                2003 Sr Nt 8.625 12/01/2003                                   -        127,332
  Texaco Cap Inc                        9.7500 03/15/2020                                             -        501,439
  Time Warner Entmt Co LP               Sr Deb 8.375 03/15/2023                                       -        269,055
  Times Mirror Co Hew                   NT 7.450 10/15/2009                                           -        459,828
  Tricon Global Restaurants Inc         Sr Nt 7.650 05/15/2008                                        -        266,335
  TRW Inc                               Nt 6.625 06/01/2004                                           -        371,686
  TRW Inc                               Deb 7.750 06/01/2029                                          -         80,250
  Tyco Intl Group S A                   GTD NT 6.125 01/15/2009                                       -         23,803
  Tyco Intl Group S A                   NT 6.125 11/01/2008                                           -         47,655
  Tyco Intl Group S A                   GTD NT 6.875 09/05/2002                                       -        200,160
  U S Bancorp Ntn  Bk Emt               Tranche Tr 00119 6.000 05/15/2004                             -         97,933
  U S Bancorp Ntn  Bk Emt               Medium Trem Mts Book Entry 6.875 12/01/2004                   -        276,896
  U S West Cap Fdg Inc                  Nt 6.250 07/15/2005                                           -         72,717
  Unilever Capital                      7.125 11/01/2010                                              -        416,416
  Union Planters Bx Natl Assn           Sub Nt Accd Invs 6.500 03/15/2018                             -        272,280
  United States Treas Bds               6.250 05/15/2030                                              -      5,654,467
  United States Treas Nts               7.875 11/15/2004                                              -      2,529,757
  United States Treas Nts               3.875 01/15/2009                                              -        580,807
  United States Treas Nts               5.750 08/15/2010                                              -        286,409
  Verizon Global Fog Corp               Nt 144a 7.250 12/01/2010                                      -         76,097
  Viacom Inc                            Sr. Nt 7.700 07/30/2010                                       -        286,229
  Waste Mgmt Inc Del                    Sr. Nt. 6.875 05/15/2009                                      -        163,517
  Well Fargo Bk Na                      Sub Nt Accd Invs 7.550 06/21/2010                             -        474,179
  Wellsford Residential Ppty Tr Nt      9.375 02/01/2002                                              -        407,380

Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                          Page 13 of 13
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 2000

                                       Description      Cost of
       Identity of Issue              of Investment      Asset   Current Value
--------------------------------   -------------------  -------  --------------
   Westinghouse Cr Corp            8.875 06/14/2014        -            284,787
   Worldcom Inc Ga New             NT 8.250 05/15/2010     -             25,726
                                                        -------  --------------
                                                           -     $   52,804,832
                                                        -------  --------------
Group annuities:

   Met Life                        variable rate, open
                                   ended maturity          -     $   45,600,570
                                                        -------  --------------

Benefit responsive interest rate
 wrapper contracts:

   Chase Manhattan Bank            open ended maturity     -     $   (2,085,994)
   State Street Bank and Trust     open ended maturity     -        (17,126,111)
   Deutsche Morgan Grenfell        open ended maturity     -        (28,600,464)
                                                        -------  --------------
                                                           -     $  (47,812,569)
                                                        -------  --------------

Common/collective trusts:

*  State Street Bank & Trust Co    S & P 500
                                    Flagship Fund          -     $  187,971,229
*  State Street Bank & Trust Co    Daily EAFE Fund         -         31,516,656
*  State Street Bank & Trust Co    Small Cap Index
                                    Futures Fund           -         11,037,465
                                                        -------  --------------
                                                           -     $  230,525,350
                                                        -------  --------------

*  Participant Loans               Interest Rate range     -     $   27,235,800
                                   from 6.78% to        -------  --------------
                                   15.00%
                                                           -     $1,288,965,349
                                                        =======  ==============

*  Party-in-interest


                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                                      INCENTIVE INVESTMENT PLAN


Date: June 28, 2001                   By: /S/ Brian P. Anderson
                                          ---------------------
                                          Brian P. Anderson
                                          Senior Vice President and
                                          Chief Financial Officer